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                              May 26, 2022

       Adam La Barr
       Managing Member
       ADPI Fund I, LLC
       6809 Main Street, Unit #619
       Cincinnati, OH 45244

                                                        Re: ADPI Fund I, LLC
                                                            Form 1-A
                                                            Filed April 29,
2022
                                                            File No. 024-11872

       Dear Mr. La Barr:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed April 29, 2022

       Cover Page

   1. It appears that your Bonus Share Program bifurcates your offering. In the first part of the offering, the Bonus
Share Program discounts, by varying degrees, the offering price paid by all investors for
your Class A membership interests until you raise $1 million. The second part offers
interests at full price unless an investor purchases $75,000 or more, in which case the Bonus
Share Program applies various discounts. This bifurcation is an impermissible delayed
primary offering of the Class A membership interests sold after you raise $1 million.
Please revise so that your offering is in compliance with Rule
                                                        251(d)(3)(i)(F) of
Regulation A.
       Summary, page 5

   2. We note the reference on page 5 to reimbursement for expenses. Please revise to provide an approximate range of
the quarterly or annual reimbursements you anticipate paying the
 Adam La Barr
FirstName
ADPI FundLastNameAdam  La Barr
            I, LLC
Comapany
May        NameADPI Fund I, LLC
     26, 2022
May 26,
Page 2 2022 Page 2
FirstName LastName
         manager. Additionally, revise to provide a detailed description of the "underwriting process."
3. We note the statement on page 2 that proceeds will be placed in a segregated account until the minimum offering amount has been raised. We also note the risk factor on page 11. It is unclear how your segregated account is consistent with the conditions in Exchange Act
         Rules 10b-9 and 15c2-4. Please revise or advise.
Dilution, page 18

4. Please revise your discussion of dilution to include a comparison of the public contribution under the proposed public offering and the average effective cash contribution of your manager.
Plan of Distribution and Selling Securityholders, page 18

5. We note your disclosure on pages 1, 6, and 19 that your manager may waive the minimum investment of $500 on a case-by-case basis. Please provide additional disclosure regarding the criteria, if any, that the manager intends to use in determining whether to waive the minimum investment.
Description of Business, page 23

6. We note your disclosure on pages 5 and 23 that you intend to purchase "B and C class multifamily, self-storage, mobile home park and other real estate assets in Tier 2 and 3 markets." Please provide a definition or description of what constitutes "B and C class"
         properties and "Tier 2 and 3 markets."
7. We note your disclosure regarding your "oral agreement with ADPI to access its member base and use its trademarks and logos." Given this is a public offering, please clarify whether and how accessing the ADPI member base is expected to provide a material amount of investment. In addition, please file the agreement as an exhibit to your offering statement. Refer to Item 601(b)(10) of Regulation S-K and Question
146.04 of
         Regulation S-K.
8.       We note the statement on page 23 that "ADPI Capital    was formed by a
select group of
         ADPI executives." Please revise to identify any officers, directors, employees, and
         Advisory Council members who are affiliated with ADPI. In this regard, it appears Mr.
         La Barr is an author of the Military House Hacking book promoted in the test-the-waters materials. Additionally, please revise Interest of Management and Others in Certain
         Transactions on page 29 to address applicable arrangements and agreements between you and ADPI, including the operating agreement, as it appears members of your management are also members of ADPI Capital. In this regard, please clarify whether the "vast network of professional operators [used] to source and operate our properties" includes affiliates.
 Adam La Barr
FirstName
ADPI FundLastNameAdam  La Barr
            I, LLC
Comapany
May        NameADPI Fund I, LLC
     26, 2022
May 26,
Page 3 2022 Page 3
FirstName LastName
Directors, Executive Officers and Key Employees of Our Manager, page 28

9.       Please revise this section to specifically disclose management   s
business experience over
         that past five years and include dates of employment. Please refer to
Item 10(c) of Part II
         of Form 1-A.
10. We note your disclosure on page 25 that "[y]our manager expects that its management will not devote full time to our operations at all times." Please disclose the number of hours per week or month that management will dedicate to your operations. Refer to Item
         10 of Form 1-A.
11. We note your disclosure on page 29 regarding your Advisory Council. Please discuss how you determined who would be a member of your Advisory Council, the nature of the commitment from the members of the Advisory Council to provide services to you, and whether and when the Advisory Council will meet as a group. Please also disclose all compensation arrangements for the Advisory Council, if applicable. We note, for example, your reference on page 9 to a "remuneration package for Advisory Council members."
Security Ownership of Management and Certain Securityholders, page 29

12. Please include information about security ownership in the format specified in Item 12 of
         Form 1-A.
Prior Performance, page 30

13. We note the statement that your manager and its affiliates do not have prior experience raising money for or operating a real estate fund, "although they have participated in and raised funds for real estate syndications." Please revise in quantitative and qualitative terms to further clarify the timing, location, and nature of the activities undertaken to raise funds and engage in "syndications." Additionally, we note statements in the test-the-
         waters materials that your Advisory Council members have raised $49 million, own $122 million of real estate and have 2,461 "units under management." We also note the details regarding "example deals." Revise to clarify the extent to which, if at all, the Advisory
         Council members will contribute to your operations and the basis on which they are expected to do so. For example, if there is no obligation or more than de minimis compensatory incentive to contribute to your operations, it is unclear why you include the highly promotional and detailed information about their past performance and deals.
Securities Being Offered, page 30

14. It appears from your operating agreement that the alternative dispute resolutions provision may apply to federal securities law claims. Please clarify whether this provision applies to claims arising under the Securities Act or Exchange Act and, if so, please disclose that there is uncertainty as to whether a court would enforce such a provision. If the provision applies to Securities Act claims, please also state that investors cannot waive
 Adam La Barr
FirstName
ADPI FundLastNameAdam  La Barr
            I, LLC
Comapany
May        NameADPI Fund I, LLC
     26, 2022
May 26,
Page 4 2022 Page 4
FirstName LastName
         compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Exhibits

15. We note the testing the waters materials filed as Exhibit 13.1. The materials contain promotional information regarding targeted return rates (for example "12% to 14% Total
         Return"), assumed quarterly distributions, "1.7 to 1.9 expected equity multiple," and
         "example deals" with highly promotional statements, such as "45% IRR" even though it appears you have no connection to such deals. Given unanticipated expenditures, uncertainty regarding a wide array of factors such as future macro events, tenant occupancy and payments, as well as resale values, and the fact that you are a blind pool with no operating history, it appears these promotional statements and expected returns cannot be reasonably substantiated. Please remove these statements and refile the materials or provide a detailed analysis for each statement that supports your ability to project the amount and forecast and explains their relation to you. Any such substantiation would need to include detailed explanations of the assumptions underlying each projection and representation.
16. With respect to the references to "regular cash flow" and "quarterly distributions," please advise us on what basis these statements are made given you state on page 6 of the offering circular that the manager has "sole discretion" of what distributions, "if any," are made to our members.
17. We refer you to Sections 3(d) and 4(j) of the subscription agreement. Please remove these and other provisions requiring investors to read or acknowledge that they have read or understand the offering statement or any disclaimers or legends.
General

18. Please provide material disclosure from Industry Guide 5, including with respect to suitability standards, conflicts of interest, and prior performance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Adam La Barr
ADPI Fund I, LLC
May 26, 2022
Page 5

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameAdam La Barr
                                                        Division of Corporation
Finance
Comapany NameADPI Fund I, LLC
                                                        Office of Real Estate &
Construction
May 26, 2022 Page 5
cc:       Arden Anderson
FirstName LastName